SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FinVolution Group

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

69354V108**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depositary shares, each representing five Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69354V108	SCHEDULE 13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL 2010 CV HOLDCO, LTD. (“SC 2010 CV HOLDCO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,837,110
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,837,110

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,837,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 827,770,169 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2019.

CUSIP No. 69354V108	SCHEDULE 13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P. (“SC CV 2010”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,837,110 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO. SC CV 2010 HOLDCO is wholly owned by SC CV 2010.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,837,110 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO. SC CV 2010 HOLDCO is wholly owned by SC CV 2010.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,837,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 827,770,169 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2019.

CUSIP No. 69354V108	SCHEDULE 13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON SC CHINA VENTURE 2010 MANAGEMENT, L.P. (“SC CV 2010 MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

86,837,110 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

86,837,110 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,837,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%[1]
12	TYPE OF REPORTING PERSON PN

[1]	Based on a total of 827,770,169 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2019.

CUSIP No. 69354V108	SCHEDULE 13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON SC CHINA HOLDING LIMITED (“SCC HOLD”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

86,837,110 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

86,837,110 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,837,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 827,770,169 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2019.

CUSIP No. 69354V108	SCHEDULE 13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON URM MANAGEMENT LIMITED (“URM MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 94,710
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 94,710

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,710[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%[2]
12	TYPE OF REPORTING PERSON OO

[1]	Represented by 18,942 American Depositary Shares.
[2]	Based on a total of 827,770,169 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2019.

CUSIP No. 69354V108	SCHEDULE 13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON SNP CHINA ENTERPRISES LIMITED (“SNP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

86,837,110 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO. SNP wholly owns SCC HOLD. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

86,837,110 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO. SNP wholly owns SCC HOLD. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,837,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%[1]
12	TYPE OF REPORTING PERSON OO

[1]	Based on a total of 827,770,169 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2019.

CUSIP No. 69354V108	SCHEDULE 13G	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON NEIL NANPENG SHEN (“NS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,162,480 shares[1]
	6

  SHARED VOTING POWER

86,931,820 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO and 94,710[2] shares are directly owned by URM MGMT. NS wholly owns each of SNP and URM MGMT. SNP wholly owns SCC HOLD. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

	7	SOLE DISPOSITIVE POWER 12,162,480 shares
	8

  SHARED DISPOSITIVE POWER

86,931,820 shares, of which 86,837,110 shares are directly owned by SC 2010 CV HOLDCO and 94,710 shares are directly owned by URM MGMT. NS wholly owns each of SNP and URM MGMT. SNP wholly owns SCC HOLD. SCC HOLD is the General Partner of SC CV 2010 MGMT. SC CV 2010 MGMT is the General Partner of SC CV 2010. SC CV 2010 wholly owns SC 2010 CV HOLDCO.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,094,300 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%[3]
12	TYPE OF REPORTING PERSON IN

[1]	Represented by 2,221,490 American Depositary Shares and 1,055,030 Ordinary Shares.
[2]	Represented by 18,942 American Depositary Shares.
[3]	Based on a total of 827,770,169 shares outstanding as of December 31, 2018, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2019.

CUSIP No. 69354V108	SCHEDULE 13G	Page 9 of 12 Pages

ITEM 1.

(a) Name of Issuer:

FinVolution Group

(b) Address of Issuer’s Principal Executive Offices:

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

People’s Republic of China

ITEM 2.

(a) Name of Persons Filing:

Sequoia Capital 2010 CV Holdco, Ltd.

Sequoia Capital China Venture 2010 Fund, L.P.

SC China Venture 2010 Management, L.P.

SC China Holding Limited

URM Management Limited

SNP China Enterprises Limited

Neil Nanpeng Shen

SC 2010 HOLDCO is wholly owned by SC CV 2010. The General Partner of SC CV 2010 is SC CV 2010 MGMT. The General Partner of SC CV 2010 MGMT is SCC HOLD. SCC HOLD is wholly owned by SNP. NS wholly owns each of SNP and URM MGMT.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

SC 2010 CV HOLDCO, SC CV 2010, SC CV 2010 MGMT, SCC HOLD, URM MGMT: Cayman Islands

SNP: British Virgin Islands

NS: Hong Kong SAR

(d) CUSIP Number:

69354V108

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

CUSIP No. 69354V108	SCHEDULE 13G	Page 10 of 12 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. 69354V108	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Sequoia Capital 2010 CV Holdco, Ltd.

By:	Sequoia Capital China Venture 2010 Fund, L.P.
its Sole Member

By:	SC China Venture 2010 Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Sequoia Capital China Venture 2010 Fund, L.P.

By:	SC China Venture 2010 Management, L.P.
its General Partner

By:	SC China Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SC China Venture 2010 Management, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SC China Holding Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

URM Management Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

CUSIP No. 69354V108	SCHEDULE 13G	Page 12 of 12 Pages

SNP China Enterprises Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

Neil Nanpeng Shen

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen